

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2025

Pinnacle Food Group Limited
600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada

      Re: **Pinnacle Food Group Limited**
              Amendment No. 2 to Registration Statement on Form F-1
              Exhibit Nos. 10.4 and 10.5
              Filed March 26, 2025
              File No. 333-285363

Dear Jiulong You:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                  Division of Corporation Finance